Filed Pursuant to Rule 424(b)(2)

Registration No. 333-140227

PROSPECTUS SUPPLEMENT

(To Prospectus dated February 8, 2007)

2,002,403 Shares of Common Stock

Pursuant to this prospectus supplement, Arcadia Resources, Inc. (the “Company” or “Arcadia”) is offering up to 2,002,403 shares (the “Shares”) of our common stock (of which 490,000 shares are issuable to one of the selling security holders upon exercise of a Warrant (as defined herein) to purchase shares of our common stock) pursuant to the agreements as detailed below. The Company will not receive any of the proceeds from sales of the Shares by the security holders. The Company will receive proceeds from the exercise of the Warrant if the Warrant is exercised on a cash basis. The Warrant is not included as part of the securities being offered for public sale by the selling security holders pursuant to this prospectus supplement.

The security holder’s ability to sell the Shares will be contingent on the Company’s receipt of listing approval from the American Stock Exchange. Our Common Stock is listed on the American Stock Exchange (“AMEX”) under the trading symbol “KAD.” The last reported sale price of our Common Stock on July 28, 2008 was $0.45 per share. The Warrant is not listed on AMEX or any other exchange and is not quoted on any quotation system.

Please read this prospectus supplement and the base prospectus carefully before you invest. Both documents contain information you should carefully consider before making your investment decision. Investing in Arcadia Resources, Inc. Common Stock involves risks. See Risk Factors contained in this Prospectus Supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the base prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this prospectus supplement and the accompanying prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by us, the selling security holders or any underwriter. You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. This prospectus supplement does not constitute an offer to sell or the solicitation of an offer to buy any security other than the Common Stock offered by this prospectus supplement, or an offer to sell or a solicitation of an offer to buy any security by any person in any jurisdiction in which such offer or solicitation would be unlawful. Neither the delivery of this prospectus supplement nor any sale made hereunder shall, under any circumstances, imply that the information in this prospectus supplement is correct as of any time subsequent to the date of this prospectus supplement.

The date of this prospectus supplement is July 29, 2008.

Prospectus Supplement

About This Prospectus Supplement
The Offering
Risk Factors
Use of Proceeds
Dilution
Where You Can Find More Information
Plan of Distribution

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is part of a registration statement that we have filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf process, we are offering to sell shares of our common stock using this prospectus supplement and the accompanying prospectus. The prospectus supplement describes the specific terms of the common stock offering. The accompanying base prospectus gives more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus. If the description of the offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

As used in this prospectus supplement, the terms “Arcadia,” “we,” “our” or “us” mean Arcadia Resources, Inc., a Nevada corporation, and its predecessors and subsidiaries, unless the context indicates otherwise.

THE OFFERING

Common stock offered by Arcadia Resources, Inc.

The F. Dohmen Co.	1,512,403 Shares	Satisfaction of a purchase agreement guaranteed stock price make-whole payment obligation.

AmerisoureBergen Drug Corporation	Up to 490,000 Shares (issuable upon exercise of the Warrant)	Settlement payment for failure to comply with financial covenants in a loan agreement.

Common stock outstanding before the offering	133,398,088 shares, as of July 1, 2008

Common stock outstanding after the offering	135,400,491 shares

American Stock Exchange (AMEX) symbol	KAD

RISK FACTORS

You should carefully consider the risks described below, in addition to the other information in this prospectus supplement and the related prospectus, including the information incorporated by reference herein, before making an investment decision. The risks and uncertainties described below are all of the material risks facing our company.

If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment in us.

We have a limited operating history as a public company upon which you can base an investment decision.

The shares of our common stock were quoted on the OTC Bulletin Board from August 2002 through June 2006 and began trading on AMEX in July 2006. We have a limited operating history as a public company upon which you can make an investment decision, or upon which we can accurately forecast future sales. You should, therefore, consider us subject to all of the business risks associated with a new business. The likelihood of our success must be considered in light of the expenses, difficulties and delays frequently encountered in connection with the formation and initial operations of a new and unproven business.

Due to our operating losses during recent fiscal years, our stock could be at risk of being delisted by the American Stock Exchange.

Our stock currently trades on AMEX. AMEX, as a matter of policy, will consider the suspension of trading in, or removal from listing of any stock when, in the opinion of AMEX (i) the financial condition and/or operating results of an issuer of stock listed on AMEX appear to be unsatisfactory, (ii) it appears that the extent of public distribution or the aggregate market value of the stock has become so reduced as to make further dealings on AMEX inadvisable, (iii) the issuer has sold or otherwise disposed of its principal operating assets, or (iv) the issuer has sustained losses which are so substantial in relation to its overall operations or its existing financial condition has become so impaired that it appears questionable, in the opinion AMEX, whether the issuer will be able to continue operations and/or meet its obligations as they mature. For example, AMEX will consider suspending dealings in, or delisting the stock of an issuer if the issuer has sustained losses from continuing operations and/or net losses in its five most recent fiscal years. Another instance where AMEX would consider suspension or delisting of a stock is if it has been selling for a substantial period of time at a low price per share and the issuer fails to effect a reverse split of such stock within a reasonable time after being notified that AMEX deems such action to be appropriate. The aggregate market value of our stock has been higher than AMEX’s delisting thresholds for market value. However, we have sustained net losses and our stock has been trading at relatively low prices. Therefore our stock may be at risk of delisting by AMEX. The delisting of our common stock by AMEX would adversely affect the price and liquidity of our common stock.

To finance acquisitions made as part of our growth strategy, the Company incurred significant debt which must be repaid. Our debt level could adversely affect our financial health and affect our ability to run our business.

We acquired Arcadia Services, Inc. and SSAC, LLC (d/b/a) Arcadia Rx on May 10, 2004 and have acquired approximately 30 additional companies since that time. We incurred substantial debt to finance these acquisitions. This debt has been reduced periodically through capital infusions. As of March 31, 2008, the current portion of our debt, including lines of credit and capital lease obligations, totaled $900,000, while the long-term portion of our debt totaled approximately $38.5 million, for a total of approximately $39.4 million. This level of debt could have consequences to holders of our common stock. Below are some of the material potential consequences resulting from this amount of debt:

•	We may be unable to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate purposes.

•	Our ability to adapt to changing market conditions may be hampered. We may be more vulnerable in a volatile market and at a competitive disadvantage to our competitors that have less debt.

•

Our operating flexibility is more limited due to financial and other restrictive covenants, including restrictions on incurring additional debt, creating liens on our properties, making acquisitions and paying dividends.

•	We are subject to the risks that interest rates and our interest expense will increase.

•	Our ability to plan for, or react to, changes in our business is more limited.

Under certain circumstances, we may be able to incur additional indebtedness in the future. If we add new debt, the related risks that we now face could intensify. In order to repay our debt obligations timely, we must maintain adequate cash flow from operations or raise additional capital from equity investment or other sources. Cash, which we must use to repay these obligations, will reduce cash available for other purposes, such as payment of operating expenses, investment in new products and services offered by the Company, self-financing of acquisitions to grow the Company’s business, or distribution to our shareholders as a return on investment.

Due to our debt level, we may not be able to increase the amount we can draw on our revolving credit facility with Comerica Bank, or to obtain credit from other sources, to fund our future needs for working capital or acquisitions.

As of March 31, 2008, we have total outstanding long-term obligations (lines of credit, notes payable and capital lease obligations) of $39.4 million. Due to our debt level, there is the risk that Comerica Bank or other sources of credit may decline to increase the amount we are permitted to draw on the revolving credit facilities or to lend additional funds for working capital or other purposes. This development could result in various consequences to the Company, ranging from implementation of cost reductions, which could impact our product and service offerings, to the modification or abandonment of our present business strategy.

The terms of our credit agreements with various lenders subject us to the risk of foreclosure on certain property.

RKDA granted Comerica Bank a first priority security interest in all of the issued and outstanding capital stock of Arcadia Services, Inc. Arcadia Services, Inc. and its subsidiaries granted the bank security interests in all of their assets. Arcadia Products, Inc. and its subsidiaries granted Jana Master Fund Ltd. a security interest in all of their assets. PrairieStone Pharmacy, LLC and its subsidiaries granted AmerisourceBergen Drug Corporation (“ABDC”) a security interest in all of their assets. If an event of default occurs under the applicable credit agreement, each lender may, at its option, accelerate the maturity of the debt and exercise its respective right to foreclose on the issued and outstanding capital stock and/or on all of the assets of Arcadia Services, Inc. and its subsidiaries, Arcadia Products, Inc. and its subsidiaries and/or PrairieStone Pharmacy, LLC and its subsidiaries. Any such default and resulting foreclosure would have a material adverse effect on our financial condition.

In order to repay our debt obligations, as well as to pursue our growth strategy, we may seek additional equity financing, which could result in dilution to our security holders.

The Company may continue to raise additional financing through the equity markets to repay debt obligations and to fund operations. Further, because of the capital requirements needed to pursue our growth strategy, we may access the public or private equity markets whenever conditions appear to us to be favorable, even if we do not have an immediate need for additional capital at that time. The Company also plans to continue to expand product and service offerings. To the extent we access the equity markets, the price at which we sell shares may be lower than the current market prices for our common stock. If we obtain financing through the sale of additional equity or convertible debt securities, this could result in dilution to our security holders by increasing the number of shares of outstanding stock. We cannot predict the effect this dilution may have on the price of our common stock.

To the extent we do not generate funds from operations, raise adequate funds from the equity markets or divest non-strategic and unprofitable businesses to satisfy debt obligations, we would need to seek financing or modify or abandon our growth strategy or product and service offerings.

Although we raised $5.0 million in financing in March 2008, these funds, in combination with funds generated from operations and the divestiture of certain business operations, may not be adequate to satisfy our cash needs. To the extent that we are unsuccessful in raising funds from operations, from the equity markets or through the possible additional divestitures of certain businesses, we will need to seek additional financing. In this event, we may need to modify or abandon our growth strategy or may need to eliminate certain product or service offerings. Higher financing costs, modification or abandonment of our growth strategy, or the elimination of product or service offerings could negatively impact our profitability and financial position, which in turn could negatively impact the price of our common stock.

Because the Company is dependent on key management and advisors, the loss of the services or advice of any of these persons could have a material adverse effect on our business and prospects. We also face certain risks as a result of the recent changes to our management team.

The success of the Company is dependent on its ability to attract and retain qualified and experienced management and personnel. We do not presently maintain key person life insurance for any of our personnel. There can be no assurance that the Company will be able to attract and retain key personnel in the future, and the Company’s inability to do so could have a material adverse effect on us. We have recently made significant changes in our senior management team. In addition, the Company has experienced several changes in key accounting personnel as we consolidated the accounting function into one location. Our management team will need to work together effectively to successfully develop and implement our business strategies and financial operations. In addition, management will need to devote significant attention and resources to preserve and strengthen relationships with employees, customers and the investor community. If our new management team is unable to achieve these goals, our ability to grow our business and successfully meet operational challenges could be impaired.

We do not have long-term agreements or exclusive guaranteed order contracts with our home care, hospital and healthcare facility clients.

The success of our business depends upon our ability to continually secure new orders from home care clients, hospitals and other healthcare facilities and to fill those orders with our temporary healthcare professionals. Our home care, hospital and healthcare facility clients are free to place orders with our competitors and may choose to use temporary healthcare professionals that our competitors offer them. Therefore, we must maintain positive relationships with our home care, hospital and healthcare facility clients. If we fail to maintain positive relationships with our home care, hospital and healthcare facility clients, we may be unable to generate new temporary healthcare professional orders and our business may be adversely affected. Reacting to concerns over agency utilization in prior years, home care, hospitals and other healthcare facilities have devised strategies to reduce agency expenditure and limit overall agency utilization. If current pressures to control agency usage continue and escalate, we will have fewer business opportunities, which could harm our business. Our mail order pharmacy business competes with locally owned drugstores, retail drugstore chains, supermarkets, discount retailers, membership clubs, Internet companies as well as other mail order and long-term care pharmacies.

A significant decline in sales in our home care and staffing businesses would adversely impact our revenue, operating income and cash flow and our ability to repay indebtedness and invest in new products and services.

Our home care and staffing business have traditionally accounted for the majority of revenue, operating profit and cash flow for the Company. Our business strategy is premised upon continued growth in these segments consistent with underlying market trends. While we believe we are well positioned to increase sales in these segments, there can be no assurance that we will do so. Failure to achieve our sales targets in these market segments would adversely impact our revenue. While operating expense reductions and other actions would be taken in response to a decline in projected sales, there is a risk that such a reduction would adversely affect our projected operating income and cash flow. If this were to occur, the Company would have less cash available to repay short-term and long-term indebtedness. We may also have to reduce the Company’s investment in other segments of the business and modify our business strategy.

Sales of certain of our services and products are largely dependent upon payments from governmental programs and private insurance, and cost containment initiatives may reduce our revenues, thereby harming our performance.

We have a number of contractual arrangements with governmental programs and private insurers, although no individual arrangement accounted for more than 10% of our net revenues for the fiscal years ended March 31, 2008, 2007 or 2006. Nevertheless, sales of certain of our services and products are largely dependent upon payments from governmental programs and private insurance, and cost containment initiatives may reduce our revenues, thereby harming our performance.

In the U.S., healthcare providers and consumers who purchase home health equipment, prescription drug products and related products generally rely on third party payers to reimburse all or part of the cost of the healthcare product. Such third party payers include Medicare, Medicaid and other health insurance and managed care plans. Reimbursement by third party payers may depend on a number of factors, including the payer’s determination that the use of our products is clinically useful and cost-effective, medically necessary and not experimental or investigational. Also, third party payers are increasingly challenging the prices charged for medical products and services. Since reimbursement approval is required from each payer individually, seeking such approvals can be a time consuming and costly process. In the future, this could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to each payer separately. Significant uncertainty exists as to the reimbursement status of newly approved healthcare products. Third party payers are increasingly attempting to contain the costs of healthcare products and services by limiting both coverage and the level of reimbursement for new and existing products and services. There can be no assurance that third party reimbursement coverage will be available or adequate for any products or services that we develop.

In addition to the potential negative impact on our revenue due to future cost containment efforts, if Medicare reimbursement rates for certain home health equipment are reduced for the calendar year 2008 or 2009, the Company will be obligated to repay a portion of the proceeds received from its sale of the Florida and Colorado home health equipment operations in September 2007. The potential purchase price adjustment depends on in what calendar year the legislation is enacted and the number of months that the new legislation would provide for reimbursement. The maximum amount will be $1,000,000 if the number of months is reduced to 18 months or lower during 2008.

We could be subject to severe fines and possible exclusion from participation in federal and state healthcare programs if we fail to comply with the laws and regulations applicable to our business or if those laws and regulations change.

Certain of the healthcare-related products and services offered by the Company are subject to stringent laws and regulations at both the federal and state levels, requiring compliance with burdensome and complex billing, substantiation and record-keeping requirements. Financial relationships between our Company and physicians and other referral sources are subject to governmental regulation. Government officials and the public will continue to debate healthcare reform and regulation. Changes in healthcare law, new interpretations of existing laws, or changes in payment methodology may have a material impact on our business and results of operations.

The markets in which we operate are highly competitive and we may be unable to compete successfully against competitors with greater resources.

The Company competes in markets that are constantly changing, intensely competitive (given low barriers to entry), highly fragmented and subject to dynamic economic conditions. Increased competition is likely to result in price reductions, reduced gross margins, loss of customers, and loss of market share, any of which could harm our net revenue and results of operations. Many of the Company’s competitors and potential competitors relative to the Company’s products and services in the areas of home health equipment, and oxygen and respiratory services, have more capital, substantial marketing, and technical resources than does the Company. These competitors include: on-line marketers, national wholesalers, and national and regional distributors. Further, the Company may face a significant competitive challenge from alliances entered into between and among its competitors, major HMO’s or chain drugstores, as well as from larger competitors created through industry consolidation. These potential competitors may be able to respond more quickly than the Company to emerging market changes or changes in customer needs. In addition, certain of our competitors may have or may obtain significantly greater financial and marketing resources than we may have. To the extent competitors seek to gain or retain market share by reducing prices or increasing marketing expenditures, we could lose revenues or clients. In addition, relatively few barriers to entry exist in local healthcare markets. As a result, we could encounter increased competition in the future that may increase pricing pressure and limit our ability to maintain or increase our market share for our home health equipment, mail order pharmacy and related businesses.

We may not be able to successfully integrate acquired businesses, which could result in our failure to increase revenues or to avoid duplication of costs among acquired businesses, thereby adversely affecting our financial results and profitability.

The successful integration of an acquired business is dependent on various factors including the size of the acquired business, the assets and liabilities of the acquired business, the complexity of system conversions, the scheduling of multiple acquisitions in a given geographic area and management’s execution of the integration plan. Our business plan has in part been premised on avoiding duplication of cost among our existing and acquired businesses where possible. If we fail to successfully integrate in these key areas, our Company’s financial results and profitability will be adversely affected, due to the failure to capitalize on the economies of scale presented by spreading our cost structure over a wider revenue base.

The failure to implement the Company’s business strategy may result in our inability to be profitable and adversely impact the value of our common stock.

We anticipate that the Company will continue to pursue an aggressive internal growth strategy, which will depend, in large part, upon our ability to develop and expand the Company’s businesses. We believe that the failure to implement an aggressive growth strategy, or a failure to successfully integrate recently acquired businesses, may result in our inability to be profitable, because our business plan is premised in part on capitalizing on the economies of scale presented by spreading our cost structure over a wider revenue base.

We cannot predict the impact that registration of shares may have on the price of the Company’s shares of common stock.

We cannot predict the effect, if any, that sales of, or the availability for sale of, shares of our common stock by selling security holders pursuant to a prospectus or otherwise will have on the market price of our securities prevailing from time to time. The possibility that substantial amounts of our common stock might enter the public market could adversely affect the prevailing market price of our common stock and could impair our ability to fund acquisitions or to raise capital in the future through the sales of securities. Sales of substantial amounts of our securities, including shares issued upon the exercise of options or warrants, or the perception that such sales could occur, could adversely effect prevailing market prices for our securities.

The price of our common stock has been, and will likely continue to be, volatile, which could diminish the ability to recoup an investment, or to earn a return on an investment, in our Company.

The market price of our common stock, like that of the securities of many other companies with limited operating history and public float, has fluctuated over a wide range, and it is likely that the price of our common stock will fluctuate in the future. The closing price of our common stock, as quoted by AMEX beginning July 3, 2006 through July 28, 2008, has fluctuated from a low of $0.26 to a high of $3.48. From July 29, 2007 through July 28, 2008, our common stock has fluctuated from a low of $0.26 to a high of $2.34. Limited demand for our common stock has resulted in limited liquidity, and it may be difficult to dispose of the Company’s securities. Due to the volatility of the price our common stock, an investor may be unable to resell shares of our common stock at or above the price paid for them, thereby exposing an investor to the risk that he may not recoup an investment in our Company or earn a return on an investment. In the past, securities class action litigation has been brought against companies following periods of volatility in the market price of their securities. If we are the target of similar litigation in the future, our Company would be exposed to incurring significant litigation costs. This would also divert management’s attention and resources, all of which could substantially harm our business and results of operations.

Resale of our securities by any holder may be limited and affected by state blue-sky laws, which could adversely affect the price of our securities and the holder’s investment in our Company.

Under the securities laws of some states, shares of common stock and warrants can be sold in such states only through registered or licensed brokers or dealers. In addition, in some states, warrants and shares of common stock may not be sold unless these shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with. The requirement of a seller to comply with the requirements of state blue sky laws may lead to delay or inability of a holder of our securities to dispose of such securities, thereby causing an adverse effect on the resale price of our securities.

The issuance of our preferred stock could materially impact the price of common stock and the rights of holders of our common stock.

The Company is authorized to issue 5,000,000 shares of serial preferred stock, par value $0.001. Shares of preferred stock may be issued from time to time in one or more series as may be determined by the Company’s Board of Directors. Except as otherwise provided in the Company’s Articles of Incorporation, the Board of Directors has authority to fix by resolution adopted before the issuance of any shares of each particular series of preferred stock, the designation, powers, preferences, and relative participating, optional and other rights, and the qualifications, limitations, and restrictions. The issuance of our preferred stock could materially impact the price of common stock and the rights of holders of our common stock, including voting rights. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock, and may have the effect of delaying, deferring or preventing a change in control of our Company, despite such change of control being in the best interest of the holders of our shares of common stock. The existence of authorized but unissued preferred stock may enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

The exercise of common stock warrants may depress our stock price and may result in dilution to our common security holders.

Approximately 22.2 million warrants to purchase 22.2 million shares of our common stock are issued and outstanding as of March 31, 2008. The market price of our common stock is above the exercise price of some of the outstanding warrants; therefore, holders of those securities are likely to exercise their warrants and sell the common stock acquired upon exercise of such warrants in the open market. Sales of a substantial number of shares of our common stock in the public market by holders of warrants may depress the prevailing market price for our common stock and could impair our ability to raise capital through the future sale of our equity securities. Additionally, if the holders of outstanding warrants exercise those warrants, our common security holders will incur dilution. The exercise price of all common stock warrants is subject to adjustment upon stock dividends, splits and combinations, as well as certain anti-dilution adjustments as set forth in the respective common stock warrants.

We have granted stock options to certain management employees and directors as compensation, which may depress our stock price and result in dilution to our common security holders.

As of March 31, 2008, options to purchase approximately 1.9 million shares of our common stock were issued and outstanding. On August 18, 2006, the Board of Directors approved the Arcadia Resources, Inc. 2006 Equity Incentive Plan (the “Plan”), which was subsequently approved by the security holders on September 26, 2006. The Plan allows for the granting of additional incentive stock options, non-qualified stock options, stock appreciation rights and restricted shares up to 5 million shares (2.5% of the Company’s authorized shares of common stock as of the date the Plan was approved). The market price of our common stock is above the exercise price of some of the outstanding options; therefore, holders of those securities are likely to exercise their options and sell the common stock acquired upon exercise of such options in the open market. Sales of a substantial number of shares of our common stock in the public market by holders of options may depress the prevailing market price for our common stock and could impair our ability to raise capital through the future sale of our equity securities. Additionally, if the holders of outstanding options exercise those options, our common security holders will incur dilution. The exercise price of all common stock options is subject to adjustment upon stock dividends, splits and combinations, as well as anti-dilution adjustments as set forth in the option agreement.

The Company has entered into several agreements whereby it has guaranteed the stock price at certain times in the future. If the future stock price is below the guaranteed stock price, the Company is obligated to “true up” the difference in either common stock or cash. The issuance of common stock would result in dilution to our common stock holders, and the settlement of the liability with cash would decrease cash available for other purpose, such as funding operations, paying down debt or investing in growth initiatives.

In order to induce certain individuals to accept common stock in lieu of cash relating to several transactions, the Company guaranteed that these individuals would receive a certain price per share of common stock if and when they sell their shares through certain dates, the last of which is December 15, 2008. If these individuals do not receive the guaranteed price and if certain other defined conditions are satisfied, then the Company is obligated to “true up” the difference in either common stock or cash or a combination thereof, at the Company’s sole discretion.

The amount of the Company’s aggregate “true up” obligation is dependent on the closing price of the Company’s common stock on a future date specified in each of the referenced transactions. Based on the closing price of the Company’s common stock as of July 28 of $0.45 per share, the Company’s total aggregate obligation would be a maximum of $267,035 (1,068,140 shares at a true-up price of $0.25 per share).

The issuance of common stock in the future to settle these “true up” liabilities would result in dilution to our common stock holders. The payment of the “true up” liabilities with cash would use cash that could otherwise be used to fund operations, to pay down debt or to invest in growth initiatives.

We are dependent on our affiliated agencies and our internal sales force to sell our services and products, the loss of which could adversely affect our business.

We rely upon our affiliated agencies to sell our staffing and home care services and on our internal sales force to sell our home health equipment and pharmacy products. Arcadia Services’ affiliated agencies are owner-operated businesses. The office locations maintained by our affiliated agencies are listed on the Company’s website. The primary responsibilities of Arcadia Services’ affiliated agencies include the recruitment and training of field staff employed by Arcadia Services and generating and maintaining sales to Arcadia Services’ customers. The arrangements with affiliated agencies are formalized through a standard contractual agreement, which state performance requirements of the affiliated agencies. Our affiliated agencies and internal sales force operate in particular defined geographic regions. Our employees provide the services to our customers and the affiliated agents and internal sales force are restricted by non-competition agreements. In the event of loss of our affiliated agents or internal sales force personnel, we would recruit new sales and marketing personnel and/or affiliated agents, which could cause our operating costs to increase and our sales to fall in the interim.

Our financial results could suffer if the goodwill and other intangible assets we acquired in our acquisition of PrairieStone Pharmacy, LLC become impaired.

Primarily as a result of our acquisition of PrairieStone Pharmacy, LLC in February 2007, approximately 58% of our total assets are goodwill and other intangibles as of March 31, 2008, of which approximately $33.5 million is goodwill and $24.3 million is other intangibles. In accordance with the Financial Accounting Standards Board’s Statement No. 142, “Goodwill and Other Intangible Assets”, goodwill is not amortized but is reviewed for impairment annually, or more frequently if impairment indicators arise. Other intangibles are also reviewed at least annually or more frequently, if certain conditions exist, and may be amortized. When we perform impairment tests, the carrying value of goodwill or other intangible assets could exceed its implied fair value and would, therefore, require adjustment. Such adjustment would result in a charge to our operating income in that period, which would likely harm our financial results.

We have a history of operating losses and negative cash flow that may continue into the foreseeable future.

We have a history of operating losses and negative cash flow, although more recently in the last six months ended March 31, 2008, the Company has achieved positive cash flow. If we fail to execute our strategy to achieve and maintain profitability in the future, investors could lose confidence in the value of our common stock, which could cause our stock price to decline, adversely affect our ability to raise additional capital, and could adversely affect our ability to meet the financial covenants contained in our credit agreement with our financial institution. Further, if we continue to incur operating losses and negative cash flow, we may have to implement significant cost cutting measures, which could include a substantial reduction in work force, location closures, and/or the sale or disposition of certain subsidiaries. We cannot assure that any of the cost cutting measures we implement will be effective or result in profitability or positive cash flow. Our acquisitions may not create the benefits and results we expect, adversely affecting our strategy to achieve profitability. To achieve profitability, we will also need to, among other things, effectively integrate our acquisitions, increase our revenue base, reduce our cost structure and realize economies of scale. If we are unable to achieve and maintain profitability, our stock price could be materially adversely affected.

We may not be able to meet the financial covenants contained in our credit facilities, and we may not be able to obtain waivers for such violations.

Under certain of our existing credit facilities, we are required to adhere to certain financial covenants. As of March 31, 2008, the Company was not in compliance with certain financial covenants in its line of credit with ABDC, however, ABDC granted the Company a waiver of all instances of non-compliance as of March 31, 2008. See Note 7 to the Company’s Consolidated Financial Statements under Item 8 of the Company’s Form 10-K filed with the Securities Exchange Commission on June 16, 2008 for additional information. If there are future covenant violations and we do not receive a waiver for such future covenant violations, then our lenders could declare a default under the applicable credit facility and, among other actions, increase our borrowing costs and demand the immediate repayment of the applicable credit facility. If such demand is made and we are unable to refinance the applicable credit facility or obtain an alternative source of financing, such demand for repayment could have a material adverse affect on our financial condition and liquidity. Based on our history of operating losses, we cannot guarantee that we would be able to refinance or obtain alternative financing.

In addition to the financial covenants, our existing credit facility with Comerica Bank includes a subjective acceleration clause and requires the Company to maintain a lockbox. Currently, the Company has the ability to control the funds in the deposit account and determine the amount issued to pay down the line of credit balance. The bank reserves the right under the security agreement to request that the indebtedness be on a remittance basis in the future, whether or not an event of default has occurred. If the bank exercises this right, then the Company would be forced to use its cash to pay down this indebtedness rather than for other needs, including day-to-day operations, expansion initiatives or the pay down of debt which accrues at a higher interest rate.

The disposition of businesses that do not fit with our evolving strategy can be highly uncertain.

In September 2007, we sold our Florida and Colorado home health equipment businesses. We will continue to evaluate the potential disposition of additional assets and businesses that are not profitable or are no longer consistent with our strategic objectives. When we decide to sell assets or a business, we may encounter difficulty in finding buyers or alternative exit strategies on acceptable terms in a timely manner, which could delay the accomplishment of our strategic objectives, or we may dispose of a business at a price or on terms which are less than we had anticipated. There is also a risk that we sell a business whose subsequent performance exceeds our expectations, in which case our decision would have potentially sacrificed enterprise value. Conversely, we may be too optimistic about a particular business’s prospects, in which case we may be unable to find a buyer at a price acceptable to us and, therefore, may have potentially sacrificed enterprise value.

Federal law establishing a competitive bidding process under Medicare could negatively affect our business and financial condition.

Recent federal legislative changes contain provisions that will directly impact reimbursement for some of the products supplied by the HHE segment, including oxygen equipment. Changes implemented by the Centers for Medicare and Medicaid Services (“CMS”) include the Medicare, Medicaid and SCHIP Extension Act of 2007; the Deficit Reduction Act of 2005; and the Medicare Prescription Drug, Improvement and Modernization Act of 2003. The most significant changes for our HHE segment include (a) establishment of competitive bidding areas (“CBA’s”) for certain HHE products, starting in 10 metropolitan statistical areas (“MSAs”) in 2008 and extending to additional MSAs in 2009 and beyond; (b) quality standards and accreditation requirements for participants in the competitive bidding program; (c) capped rental payments limiting the period of time for which the Company may be reimbursed for oxygen equipment supplied to its customers to 36 months; and (d) reductions in the reimbursement levels for certain inhalation drugs. The Company is evaluating the impact of these changes on its existing business, which may include a reduction in revenues or margins, or both. While these changes are not expected to have a material adverse change on the net revenues, operating income and cash flows of the HHE segment in fiscal 2009 as compared to fiscal 2008, the impact of these and possible future legislative changes could have a material adverse impact on the net revenues, operating income and cash flow of the HHE segment in future periods.

For each CBA, CMS will conduct a competition under which providers will submit bids to supply certain covered items of HHE. Successful bidders will be expected to meet certain program quality standards in order to be awarded a contract and only successful bidders can supply the covered items to Medicare beneficiaries in the acquisition area. The applicable contract award prices are less than would be paid under current Medicare fee schedules, and contracts will be re-bid at least every three years. CMS will be required to award at least five contracts in each CBA for an item or service, but will have the authority to limit the number of contractors in a competitive acquisition area to the number needed to meet projected demand. If there are fewer than five suppliers bidding, however, then at least two contract suppliers must be selected for that particular CBA. CMS may use competitive bid pricing information to adjust the payment amount otherwise in effect for an area that is not a CBA.

On April 2, 2007, CMS issued its final rule implementing the first round of the competitive bidding program in ten of the largest MSA’s across the country, applying initially to ten categories of HHE and medical supplies. CMS announced the winning suppliers in March 2008. We were not a winning supplier of the product categories for which we submitted bids. While the Company does not expect the impact to be material this year, it could have adverse impact in future years depending on the outcome of competitive bids.

On January 8, 2008, CMS announced the next 70 MSAs and the applicable product categories for the second round of the competitive bidding program for certain HHE products under Medicare Part B. CMS has stated that it plans to announce the specific zip codes included in each of the respective MSA for the second round of competitive bidding during the second quarter of 2008. Until such time that the bids are awarded and the associated fee schedules and participating providers are announced, we will not be able to determine the impact of the final rule with respect to round two of competitive bidding, nor can we predict the effect the process will have on our ability to continue to provide products to Medicare beneficiaries.

Several anti-takeover measures under Nevada law could delay or prevent a change of our control, despite such change of control being in the best interest of he holders of our shares of Common Stock.

Several anti-takeover measures under Nevada law could delay or prevent a change of our control, despite such change of control being in the best interest of the holders of our shares of Common Stock. This could make it more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. This could negatively impact the value of an investment in our Company, by discouraging a potential suitor who may otherwise be willing to offer a premium for shares of the Company’s common stock.

We may be subject to claims related to torts or crimes committed by our employees or temporary healthcare professionals.

In some instances, we are required to indemnify our hospital and healthcare facility clients against some or all of these risks. A failure of any of our employees or temporary healthcare professionals to observe our policies and guidelines intended to reduce these risks, relevant client policies and guidelines or applicable federal, state or local laws, rules and regulations could result in negative publicity, payment of fines or other damages. We maintain a general liability insurance policy for losses. Our general liability insurance coverage may not cover all claims against us or continue to be available to us at a reasonable cost. If we are unable to maintain adequate insurance coverage or if our insurers deny coverage we may be exposed to substantial liabilities.

USE OF PROCEEDS

The Shares are being offered to settle certain liabilities as described more fully below. We will not receive any cash proceeds from the sale of the Shares by the security holders. The security holders will pay any underwriting discounts and commissions and expenses incurred by the security holders for brokerage, accounting, tax or legal services or any other expense incurred by the security holders in connection with sales by them. We will bear all other costs, fees and expenses incurred in effecting the registration of shares covered by this prospectus supplement, including, but not limited to, all registration and filing fees and fees and expenses of our counsel and our accountants.

We will receive proceeds from one of the selling security holders if and when such selling security holder exercises the Warrant on a cash basis. To the extent that the Warrant is exercised for cash, the Company could receive up to $367,500, which proceeds will be used for general corporate purposes.

In accordance with the Membership Interests Purchase and Sale Agreement by and among Arcadia, PrairieStone Pharmacy, LLC, a wholly-owned subsidiary of Arcadia (“PrairieStone”), Jascorp, LLC and The F. Dohmen Co. (“Dohmen”), dated as of July 11, 2007, a total of 1,884,813 shares were issued to Dohmen at the closing of the transaction as a portion of the purchase price. In accordance with the terms of the purchase agreement, Dohmen continued to hold all of the shares issued to it in July 2007 and because the closing price of Arcadia common on the first anniversary of the closing was less than the trading price on the closing date of the transaction, Dohmen became entitled to receive a make-whole payment from Arcadia in an amount equal to $816,697. Arcadia elected to make this make-whole payment in stock and has issued 1,512,403 shares to Dohmen in full satisfaction of this obligation.

Arcadia and ABDC are parties to an Amended and Restated Line of Credit Agreement, where by ABDC loaned money to PrairieStone in exchange for PrairieStone agreeing to make certain interest and principal payments and to abide by certain financial covenants in the operation of its business. As of March 31, 2008, PrairieStone was not in compliance with certain financial covenants in its line of credit with ABDC, and ABDC granted PrairieStone a waiver of all instances of non-compliance as of March 31, 2008 in exchange for certain accommodations by Arcadia, including the issuance of a warrant to purchase 490,000 shares of common stock of the Company at a price of $0.75 per share (the “Warrant”). The Warrant is exercisable immediately and ABDC has a period of seven (7)  years in which to exercise the Warrant.

DILUTION

The net tangible book value per share represents the amount of our total tangible assets, less our total liabilities and the aggregate liquidation preference of our preferred stock outstanding, divided by the total number of shares of our common stock outstanding. The number of shares of our common stock outstanding may be increased by shares issued upon conversion of preferred stock, payment of dividends and exercise of warrants or options, and, to the extent warrants and options are exercised for cash, the net tangible book value of our common stock may increase. The Company currently has no preferred stock outstanding. Since we will not receive any of the proceeds from the sale of the Shares sold by the selling security holders under this prospectus supplement, the net tangible book value of our common stock will not be increased or decreased as a result of such sales nor will the number of shares outstanding be affected by such sales.

WHERE YOU CAN FIND MORE INFORMATION

Our SEC filings are available to the public over the SEC’s website at www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F. Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the operating rules, copy charges and procedures for the public reference room.

We have filed with the SEC a registration statement on Form S-3 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the securities offered hereby. This Prospectus Supplement and the accompanying Prospectus do not contain all of the information contained in the Registration Statement. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the SEC and may be obtained upon payment of a prescribed fee or may be examined without charge at the SEC’s public reference facility in Washington D.C. or copied without charge from its website.

Our SEC filings are available to the public at no cost over the Internet at www.ArcadiaResourcesInc.com, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and any amendments to those reports. Information on our website is not incorporated by reference in this prospectus. Access to those electronic filings is available as soon as practical after filing with the SEC. You may also request a copy of those filings, excluding exhibits, at no cost by writing or telephoning our principal executive office, which is:

Arcadia Resources, Inc.

9229 Delegates Row, Ste. 260

Indianapolis, IN 46240

Attention: Corporate Secretary: (317) 569-8234

PLAN OF DISTRIBUTION

Please see the information set forth under the caption “Plan of Distribution” in the accompanying prospectus. For more information, please see the section entitled “Where You Can Find More Information” in this prospectus supplement.